SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2008

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       ☒       Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐     No     ☒

RELEASE

Portugal Telecom, SGPS, S.A.

Public Company

Registered Offices: Avenida Fontes Pereira de Melo, 40, Lisboa

Share Capital: Euro 30,774,000

Registered in the Commercial Registry Office of Lisbon

and Corporation no. 503 215 058

Acquisition of own shares

Lisbon, Portugal, 20 March 2008 – Pursuant to the terms and for the purposes of the Regulation (EC) no. 2273/2003 of the Commission, of 22 December 2003, of the subparagraph 2, f) of no. 2 of article 249 of the Portuguese Securities Code (“Código dos Valores Mobiliários” or CVM) and of subparagraph a) of no. 1 of article 11 of the Portuguese Securities Market Commission Regulation no. 04/2004, Portugal Telecom informs that, under the terms of the share buyback programme approved at the General Meeting of Shareholders of 27 April 2007, it has acquired today 83,204,823 PT shares listed on the Eurolist by Euronext Lisbon, equivalent to 8.11% of PT’s share capital.

The abovementioned acquisition was executed over the counter, on the following terms:

•                       38,720,695  PT shares at an average price of Euro 8.6156

•                       44,484,128  PT shares at an average price of Euro 8.5045

These transactions resulted from the exercise of the physical settlement option included in the equity swap contracts established with Barclays Bank Plc and Credit Suisse International.

PT also informs that the own shares now acquired will be cancelled until the next General Meeting of Shareholders to be held on 28 March 2008, and PT’s share capital will be reduced accordingly. On such date PT will not hold own shares in treasury but only an equity swap over 20,640,000 shares, under the terms of a previous share buyback programme. As a result, the total number of shares to consider for purposes of determining voting rights will be 942,595,177, and the  number of outstanding shares, adjusting for equity swaps on own shares is 921,955,177.

1

Following the share capital reduction, PT will comply with the resolution approved at the General Meeting of Shareholders of 27 April 2007 by having acquired and cancelled the equivalent to16.5% of its share capital at the time of such General Meeting. The total amount of the share buyback programme executed to date is 1,762 million Euros.

This information is also available on PT’s IR website http://ir.telecom.pt.

Contact:	Nuno Prego, Investor Relations Director
nuno.prego@telecom.pt

Portugal Telecom
Tel: +351 21 500 1701
Fax: +351 21 500 0800

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2008

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Prego

Nuno Prego
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.